Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363 Tel: 404.322.6000 Fax: 404.322.6050 www.nelsonmullins.com	Michael K. Rafter Tel: 404.322.6627 mike.rafter@nelsonmullins.com

September 25, 2015

Via EDGAR Electronic Filing

Mr. John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Shepherd’s Finance, LLC (the “Company”)

SEC File No.: 333-181360

Dear Mr. Nolan:

This letter is sent in response to your correspondence dated September 16, 2015 setting forth your comments to the Company’s Form 10-K for the Fiscal Year ended December 31, 2014. We have reproduced your comment in italics and included our response below the comment.

Form 10-K for Fiscal Year Ended December 31, 2014

Exhibit 31.1

1.        We note you have omitted the language in paragraph 4 and 4(b) referring to internal control over financial reporting in your certifications in exhibit 31.1. Please revise your future filings to use the exact form and wording set forth in Item 601(b)(31) of Regulation S-K or tell us why you do not believe the internal control over financial reporting wording is required.

RESPONSE:   On behalf of the Company, we hereby undertake to use in future filings the form and wording set forth in Item 601(b)(31) of Regulation S-K in paragraph 4 and 4(b) referring to internal control over financial reporting. The exclusion of this language in the Company’s Form 10-K for 2014 was inadvertent and the required language will be included in future filings. We respectfully request that you clear this comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John P. Nolan

September 25, 2015

If you have any questions, or require additional information or documents, please contact the undersigned (404.322.6627; mike.rafter@nelsonmullins.com) or Ben Russell (404.322.6653; ben.russell@nelsonmullins.com).

Very truly yours,

/s/ Michael K. Rafter

Michael K. Rafter